Exhibit 99.3
Management’s Discussion and Analysis
Fourth Quarter and Full Year 2024 Results
February 19, 2025

Highlights Overview
•Fourth quarter production of 150,900 ounces of gold and 3,100 tonnes of copper, an increase in gold production of 12% from the prior quarter.
•Record quarterly and annual production at Haile and best quarterly production at Waihi since production commenced at Martha Underground in 2021.
•Full year 2024 production of 488,800 ounces of gold and 12,300 tonnes of copper, achieving updated production guidance.
•Quarterly and full year All-In Sustaining Cost (“AISC”)† of $1,563 and $1,777 per ounce, respectively.
•Record quarterly and annual revenue of $427 million and $1.29 billion, respectively.
•Record quarterly and annual Net Profit† of $103 million and $192 million, respectively.
•Adjusted EPS† of $0.15, an increase of 67% from the prior quarter.
•Fourth quarter EBITDA Margin† of 58% and Operating Cash Flow Per Share† of $0.36.
•Record quarterly and annual Free Cash Flow† of $147 million and $245 million, respectively.
•Repaid the remaining $85.0 million of the revolving credit facility during the quarter, ending the year with Net Cash† of $192 million.
•Repurchased 8.8 million common shares for $24.1 million since July 2024, at an average price of CAD$3.79 per share.
•Declared a $0.01 per share dividend in February 2025, payable in April 2025.
•Declared an initial Mineral Reserve at Wharekirauponga of 4.1 Mt at 9.2 g/t for 1.21 Moz Au.
•Total Mineral Reserves increased by 27% to 6.2 Moz Au, net of mining depletion.
Multi-Year Outlook
•Projected production growth of ~20% from 2024 to 2026, driven by Haile and Macraes.

Production & Cost Guidance		2025	2026
Gold production	koz	450 - 520	550 - 620

Copper production	kt	13 - 15	13 - 15

AISC†	$/oz	1,900 - 2,050	1,400 - 1,600

•Intention to continue share repurchases under the NCIB in 2025.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	1

		Q4 2024	Q3 2024	Q4 2023	2024	2023

Gold Produced[1]	koz	150.9	134.9	129.8	488.8	477.3

Copper Produced	kt	3.1	3.4	3.8	12.3	14.2

AISC†	$/oz	1,563	1,729	1,658	1,777	1,587

Revenue	$M	427.3	345.2	267.3	1,294.0	1,026.3

Net profit (loss)	$M	102.7	60.6	(18.9)	192.0	83.1

Adjusted net profit†	$M	107.6	66.4	6.6	208.3	120.1

EBITDA†	$M	246.4	157.0	56.5	587.7	368.2

Adjusted EBITDA†	$M	251.3	162.8	91.6	604.0	413.6

Free Cash Flow†2	$M	146.5	65.7	16.1	245.2	42.4

Earnings (loss) per share - basic[3]	$/share	$0.14	$0.08	$(0.03)	$0.26	$0.12

Adjusted earnings per share - diluted†3	$/share	$0.15	$0.09	$0.01	$0.29	$0.16

Operating Cash Flow per share - diluted†	$/share	$0.36	$0.22	$0.12	$0.83	$0.56

Free Cash Flow per share - diluted†	$/share	$0.20	$0.09	$0.02	$0.34	$0.06

1 Production is on a 100% basis as all operations are controlled by OceanaGold.
2 Includes proceeds of $30.0 million from the sale of the Blackwater project in the second quarter of 2024.
3 Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	2

Table of Contents
Results Overview	3
Capital Expenditures	5
Safety	5
Outlook	6
Mine Operations and Results
Haile	8
Didipio	11
Macraes	15
Waihi	17
Financial Results	19
Liquidity and Capital Resources	24
Capital Commitments	27
Transactions with Related Parties	28
Outstanding Share Data	28
Non-IFRS Financial Information	28
Internal Controls	35
Accounting Estimates, Policies and Changes Risk and Uncertainties	36
Notes to Reader	36
This Management’s Discussion & Analysis (“MD&A”) is dated as of February 19, 2025 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024. In this MD&A, a reference to “OceanaGold” or the “Company” refers to OceanaGold Corporation and its subsidiaries. Additional information about OceanaGold, including the Annual Information Form, is available on the Company’s website at oceanagold.com and under the Company’s profile on SEDAR+ at sedarplus.com. All amounts are in United States dollars (“$”) unless otherwise indicated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines on a 100% basis as the Company has the ability to exercise control at all operations.
This MD&A contains certain “forward-looking statements”. Please refer to the cautionary language under the heading “Notes to Reader” section of this MD&A.
Nature of Operations
OceanaGold is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the 80%-owned Didipio Mine in the Philippines; and the wholly-owned Macraes and Waihi operations in New Zealand.
The Company’s common shares trade under the symbol ‘OGC’ on the Toronto Stock Exchange (“TSX”) in Canada and under the symbol ‘OCANF’ on the OTCQX market in the United States. The Company is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	3

Results Overview
Operational and Financial

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold Produced[1]
Haile	koz	75.2	64.9	37.6	212.6	152.5
Didipio	koz	19.7	27.9	42.8	97.0	138.5
Macraes	koz	37.9	28.3	36.1	125.4	137.0
Waihi	koz	18.1	13.8	13.3	53.8	49.3
Total gold produced[1]	koz	150.9	134.9	129.8	488.8	477.3
Gold Sales
Haile	koz	73.9	53.6	29.6	208.5	146.2
Didipio	koz	20.8	28.9	39.7	100.4	135.7
Macraes	koz	36.6	29.5	36.3	124.8	137.1
Waihi	koz	19.0	12.8	13.2	54.0	48.9
Total gold sales	koz	150.3	124.8	118.8	487.7	467.9
Average Gold Price	$/oz	2,665	2,511	1,993	2,433	1,955
Copper Produced[1] - Didipio	koz	3.1	3.4	3.8	12.3	14.2
Copper Sales - Didipio	koz	2.8	3.5	3.9	11.7	13.8
Average Copper Price	$/lb	4.16	4.15	3.80	4.16	3.87
Cash Costs†
Haile	$/oz	598	683	1,521	955	884
Didipio	$/oz	1,033	824	549	851	614
Macraes	$/oz	1,214	1,458	901	1,192	996
Waihi	$/oz	1,130	1,538	1,345	1,427	1,300
Consolidated Cash Costs†	$/oz	875	987	987	1,047	883
AISC†
Haile	$/oz	1,287	1,537	2,570	1,628	1,921
Didipio	$/oz	1,389	1,103	737	1,140	730
Macraes	$/oz	1,535	2,099	1,468	1,906	1,570
Waihi	$/oz	1,557	2,252	1,829	2,087	1,914
Consolidated AISC†	$/oz	1,563	1,729	1,658	1,777	1,587
Free Cash Flow†2	$M	146.5	65.7	16.1	245.2	42.4
Net profit (loss)	$M	102.7	60.6	(18.9)	192.0	83.1
Adjusted net profit†	$M	107.6	66.4	6.6	208.3	120.1
EBITDA†	$M	246.4	157.0	56.5	587.7	368.2
Adjusted EBITDA†	$M	251.3	162.8	91.6	604.0	413.6
Earnings (loss) per share - basic[3]	$/share	$0.14	$0.08	$(0.03)	$0.26	$0.12
Adjusted earnings per share - diluted†3	$/share	$0.15	$0.09	$0.01	$0.29	$0.16
Operating Cash Flow per share -diluted†	$/share	$0.36	$0.22	$0.12	$0.83	$0.56
Free Cash Flow per share - diluted†	$/share	$0.20	$0.09	$0.02	$0.34	$0.06
1 Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2 Includes proceeds of $30.0 million from the sale of the Blackwater project in the second quarter of 2024.
3 Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	4

Production
The Company produced 150,900 ounces of gold and 3,100 tonnes of copper in the fourth quarter of 2024. Fourth quarter gold production was 12% higher than the prior quarter as a result of higher production from Haile, Macraes and Waihi. Haile delivered a record production quarter, exceeding the previous record in the third quarter by 16%, as a result of processing higher grade ore from Ledbetter open pit and higher ore tonnes from Horseshoe underground. Gold production at Macraes was 34% higher than the prior quarter due to record processing volumes of higher ore grade resulting from increased ore mined from Innes Mills Phase 7 open pit. Waihi’s fourth quarter production was 31% higher than the prior quarter as a result of higher grades in the mined remnant stoping areas. This was offset by 29% lower production at Didipio compared to the prior quarter, primarily due to multiple severe weather events impacting underground mining, feed grade to the mill and mill availability.
Fourth quarter gold production was 16% higher than the prior corresponding quarter as a result of higher production at Haile and Waihi. Haile’s fourth quarter gold production was 100% higher than the prior corresponding quarter due to access to higher grade ore from the open pit and the addition of Horseshoe underground ore feed. Waihi’s fourth quarter gold production was 36% higher than the prior corresponding quarter as a result of higher mined grades combined with higher tonnes mined. Gold production at Macraes was 5% higher than the prior corresponding quarter as a result of marginally better grades from the open pit. This was offset by 54% lower production at Didipio in the fourth quarter, reflecting multiple severe weather events impacting underground mining and processing, as well as changes to the mining rate in the high-grade breccia areas associated with the stope redesign.
The Company produced 488,800 ounces of gold for the full year, a 2% increase relative to the prior corresponding year. The primary contributor to the production growth came from Haile, which delivered a 39% increase in gold production as a result of higher grades from the open pit and the addition of Horseshoe underground ore feed. Waihi gold production also increased by 9% as a result of higher mined grades combined with higher tonnes mined. This was offset by a 8% decrease in production at Macraes due to lower grades from the open pit, and a 30% decrease in gold production at Didipio due to the process plant interruptions in the second quarter, the impact of the breccia stope design, and third and fourth quarter 2024 weather impacts.
AISC†
The Company recorded fourth quarter AISC† of $1,563 per ounce on gold sales of 150,300 ounces, a 10% decrease compared to the AISC of the prior quarter. The decrease was primarily due to the 20% increase in gold sales volumes driven by a 12% increase in production (see above), partially offset by a decrease in by-product credits as a result of lower copper production at Didipio and a higher stock-based compensation expense.
The Company recorded full year AISC† of $1,777 per ounce on gold sales of 487,700 ounces, a 12% increase compared to the prior corresponding year. The increase was due higher mining costs due to underground mining at Haile for the full 2024 year, higher labour rates and activities, higher mobile maintenance costs to improve reliability and the processing of low grade stockpile material in the first half of 2024, partially offset by a 4% increase in gold sales volumes due to production (discussed above).

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	5

Capital and Exploration Expenditure

Quarter ended $M	Haile	Didipio	Macraes	Waihi	Consolidated
					Q4 2024	Q3 2024	Q4 2023
Sustaining Capital	19.1	4.8	4.6	2.9	31.4	25.4	22.2
Pre-strip and Capitalized Mining	30.5	2.5	5.1	5.6	43.7	51.6	41.6
Growth Capital[1]	8.8	2.3	8.2	3.6	22.9	11.6	13.0
Exploration[1,2]	1.0	—	0.5	2.9	4.4	10.4	7.2
Total expenditure	59.4	9.6	18.4	15.0	102.4	99.0	84.0
1Growth capital and exploration at Waihi includes Waihi North Project costs of $5.3 million, $4.6 million and $4.2 million for the fourth quarter of 2024, third quarter of 2024 and fourth quarter of 2023, respectively.
2Capital and exploration expenditure by location includes related regional greenfield exploration where applicable.

Full year December 31 $M	Haile	Didipio	Macraes	Waihi	Consolidated
					2024	2023
Sustaining Capital	47.7	20.4	17.7	10.4	96.2	92.9
Pre-strip and Capitalized Mining	87.0	8.6	62.9	22.8	181.3	171.7
Growth Capital[3]	36.0	8.2	12.1	8.8	65.1	63.1
Exploration[3]	7.4	2.1	2.3	16.8	28.6	24.8
Total expenditure	178.1	39.3	95.0	58.8	371.2	352.5
3Growth capital and exploration at Waihi includes Waihi North Project costs of $16.9 million and $13.9 million for the year and the prior corresponding year, respectively.
Fourth quarter site capital and exploration expenditure of $102.4 million was consistent with the prior quarter with increases in growth expenditures at Haile related to TSF 5 construction and expansion of site electricity distribution infrastructure, partially offset by lower stripping at Macraes.
Full year site capital and exploration expenditure of $371.2 million was 5% higher than the prior corresponding year due to an increase in pre-stripping costs at Macraes related to Innes Mills Phase 7, partially offset by a decrease in capitalized mining costs at Haile with the Horseshoe underground transitioning from developing to producing in 2023.
Safety

Quarter ended	Haile	Didipio	Macraes	Waihi	Consolidated
					Q4 2024	Q3 2024	Q4 2023
Fatalities	—	—	—	—	—	1.0	—
12MMA TRIFR[1]	2.9	0.3	0.8	1.5	1.0	1.1	0.9
Recordable injuries	3	1	2	3	9	15	9
1 Total Recordable Incident Frequency Rate (“TRIFR”) per 200,000 hours worked.

Full Year	Haile	Didipio	Macraes	Waihi	Consolidated
					2024	2023
Fatalities	—	2	—	—	2	—
Recordable injuries	31	6	6	7	50	37
There were 9 recordable injuries during the quarter compared to 15 recordable injuries in the prior quarter. All sites improved safety performance in the fourth quarter, underpinned by the embedding of OurSafe behaviours and Stop & Think with further local application of learnings at all sites from the two fatalities which occurred during the year.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	6

2025 Guidance
The Company’s 2025 production and cost guidance is tabulated below.
2025 Full-Year Guidance

Production & Costs[1]		Haile	Didipio	Macraes	Waihi	Consolidated
Gold Production	koz	170 - 200	85 - 105	135 - 150	55 - 70	450 - 520
Copper Production	kt	-	13 - 15	-	-	13 - 15
Cash Costs†,2	$/oz	950 - 1,050	800 - 900	1,025 - 1,175	1,600 - 1,800	1,025 - 1,175
AISC†,2	$/oz	2,050 - 2,200	1,150 - 1,250	1,800 - 1,950	2,000 - 2,200	1,900 - 2,050

Capital Investments[1,3] ($M)	Haile	Didipio	Macraes	Waihi	Consolidated[4]	Included in AISC†
Pre-strip and Capitalized Mining	135	10	70	15	220 —235	220 - 235
Sustaining	75	25	35	15	135 —155	135 - 155
Growth	40	15	5	40	90 —100	–
Exploration	10	10	5	15	40	10
Total Investments	260	60	115	85	485 — 530	365 - 400
1Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a New Zealand dollar to United States dollar exchange rate of 0.57.
2Includes by-product credits based on copper price of $4.50 per pound.
3Excludes capital leases.
4Includes corporate capital and excludes rehabilitation costs at Reefton and Junction Reefs.
In 2025, Haile is expected to produce 170,000 to 200,000 ounces of gold at an AISC† of between $2,050 and $2,200 per ounce. Gold production is expected to be second-half weighted, following the completion of waste stripping in Ledbetter Phase 3. Mill feed at Haile includes a higher proportion of low grade stockpiles in the first half, while mining progresses into higher grade ore in the Ledbetter pit in the second half of 2025. Reflecting the production profile, Haile’s AISC† is expected to be higher in the first half of the year and progressively reduce throughout the year.
At Haile, total capital investment is expected at $260 million. Deferred stripping increases in line with the mine plan for Ledbetter 3, sustaining capital includes construction of TSF 5 and West PAG 3 and growth capital relates primarily to the Palomino underground, stripping circuit upgrades and upgrades to the water treatment plant. Exploration expenditure will focus on resource definition and conversion of both Horseshoe and Ledbetter 4, in addition to several early-stage targets.
In 2025, Didipio is expected to produce 85,000 to 105,000 ounces of gold and 13,000 to 15,000 tonnes of copper at an AISC† between $1,150 and $1,250 per ounce. Expected gold and copper production reflects the reduced rate of mining from the higher grade breccia stopes and continued water management in the lower parts of the mine for much of the year.
At Didipio, total capital investment is expected at $60 million. Sustaining capital for the year primarily relates to improving underground mining operations, while capitalized mining relates to continued development of the underground decline. Exploration expenditure at Didipio in 2025 will focus on resource conversion of panel 3, as well as early stage exploration work at the Napartan prospect.
In 2025, Macraes is expected to produce 135,000 to 150,000 ounces of gold at an AISC1 of between $1,800 and $1,950 per ounce. Gold production will be predominately from Innes Mills Phase 7 through the first three quarters and is expected to increase in the fourth quarter when access to ore in Innes Mills Phase 8 is achieved. As a result of the open pit production profile, AISC1 is also expected to decrease in the fourth quarter.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	7

Total capital investment at Macraes is expected at $115 million. Pre-strip and capitalized mining costs are associated primarily with Innes Mills Phase 8, of which the bulk of the investment is in the first half of the year. Sustaining capital will be incurred on mine life extension projects.
In 2025, Waihi is expected to produce 55,000 to 70,000 ounces of gold, at an AISC1 of between $2,000 and $2,200 per ounce. The increase in production from 2024 is in-line with demonstrated performance in the remnant mining areas during the 2024 year.
At Waihi, total capital investment is expected at $85 million. Sustaining capital for the year primarily relates to underground development and TSF expansion. The largest component of the investment at Waihi is $40 million to $45 million of growth capital related to early works, study and consenting costs associated with the Waihi North Project. Ongoing exploration will be focused on Mineral Resource growth,
Mineral Resource definition and conversion drilling of both the Martha Underground and Wharekirauponga deposits.
Multi-Year Outlook

Production & Costs[2]		2025	2026
Gold Production	koz	450 - 520	550 - 620
Copper Production	kt	13 - 15	13 - 15
AISC[1,3]	$/oz	1,900 - 2,050	1,400 - 1,600

Capital Investments[2,4]		2025	2026
Pre-strip and Capitalized Mining	$M	220 - 235	125 - 150
Sustaining	$M	135 - 155	115 - 130
Growth	$M	90 - 100	160 - 185
Exploration	$M	40	40
Total Investments	$M	485 - 530	440 - 505
2 Assumes a New Zealand dollar to United States dollar exchange rate of 0.57 for all years.
3 AISC guidance based on copper price of $4.50/lb for 2025 and $4.50/lb for 2026.
4 Excludes capital leases and rehabilitation costs at Reefton and Junction Reefs and includes corporate capital.
The Company expects to deliver production growth of ~20% from 2024 by 2026 at a declining AISC1 which is expected to be 16% lower in 2026.
The multi-year outlook reflects lower projected production at Haile in 2025 while open pit activities are focused on stripping Ledbetter Phase 3, followed by an increase in production in 2026 when full access to ore is achieved. Macraes contributes significantly to the production growth in both years, while Didipio production has been moderated to reflect changes in the mining rate in the breccia areas of the mine associated with the stope redesign, and the management of water at lower levels of the underground mine.
Haile
Production performance

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold Produced	koz	75.2	64.9	37.6	212.6	152.5
Ore Mined (Open Pit)	kt	952	818	337	2,408	2,947
Ore Mined Grade (Open Pit)	g/t	2.65	2.43	1.96	2.42	1.63
Waste Mined (Open Pit)	kt	7,847	6,809	6,764	26,322	30,063

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	8

Ore Mined (U/G)	kt	145	109	78	404	83
Ore Mined Grade (U/G)	g/t	5.18	6.24	5.55	5.32	5.32
Waste Mined (U/G)	kt	76	73	74	299	105
Mill Feed	kt	659	750	874	2,963	3,357
Mill Feed Grade	g/t	4.00	3.00	1.62	2.59	1.72
Gold Recovery	%	88.8	89.7	82.2	86.2	81.3
Fourth quarter gold production was 16% higher than the prior quarter and the second consecutive quarterly production record at Haile, delivering record annual gold production. The increase is driven by processing more ore tonnes mined at Horseshoe underground and higher grades mined from Ledbetter open pit, resulting in combined milled grades of 4.00 g/t, a 33% increase in grade from the prior quarter. This was partially offset by a 12% decrease in mill throughput, primarily as a result of harder open pit material. Open pit ore tonnes mined from Ledbetter increased by 16% from the prior quarter and grades increased by 9% over the same period per the mine sequence. Horseshoe underground ore tonnes increased by 33% from the prior quarter due to improved stope availability, while underground ore grades decreased by 17% per the mine sequence.
Fourth quarter gold production was 100% higher than the prior corresponding quarter due to 182% more ore tonnes mined from Ledbetter open pit at 35% higher grades. The variance in open pit activity is related to the mine sequence and access to Ledbetter Phase 2 ore. A full production quarter at Horseshoe underground, compared to the underground ramp up in the prior corresponding quarter, also contributed to the higher combined production during the period. The combined increase in ore production from both open pit and underground activities resulted in a 147% higher mill feed grade and 8% higher recovery when compared to the corresponding quarter. This was offset by 25% lower milled tonnes primarily as a result of harder material from Ledbetter Phase 2.
Full year gold production was 39% higher than the prior corresponding year due to processing higher grade ores from the open pit and the addition of high grade underground ore. A 51% increase in mill feed grade contributed to a 6% higher recovery when compared to the prior corresponding year. This was partially offset by 12% lower milled tonnes as a result of harder material from Ledbetter Phase 2. Total open pit material mined was 13% below the prior corresponding year due to a combination of unplanned material rehandle, lower labour availability, harder ore in Ledbetter Phase 2.
Financial performance

	Q4 2024		Q3 2024	Q4 2023	2024	2023
Gold Sales	koz	73.9	53.6	29.6	208.5	146.2
Average Gold Price Received	$/oz	2,655	2,517	1,996	2,448	1,953
Cash Costs†	$/oz	598	683	1,521	955	884
AISC†	$/oz	1,287	1,537	2,570	1,628	1,921
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	4.12	4.86	4.86	5.01	4.03
Mining Cost (U/G)[1]	$/t mined	80.54	82.92	80.86	92.67	80.86
Processing Cost	$/t milled	25.70	21.05	17.91	21.25	19.04
General & Administrative (“G&A”) Cost	$/t milled	19.54	11.88	7.67	12.40	7.87
1    Mining unit costs include allocation of any capitalized mining costs.
Fourth quarter open pit mining unit costs were 15% lower than the prior quarter due to a 15% increase in tonnes mined with absolute costs remaining consistent. Open pit mining unit costs were 15% lower than the prior corresponding quarter due to a 24% increase in tonnes mined partially offset by higher costs

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	9

related to contract labour and maintenance parts. Open pit mining unit costs were 24% higher than the prior corresponding year, driven by lower tonnes mined due to lower fleet availabilities in early 2024 and higher costs, primarily attributed to increased maintenance costs aimed at improving reliability, and increased contract labour costs.
Full year underground mining unit costs were 15% higher than the prior corresponding year due to increases in maintenance requirements and further investment in ground support.
Fourth quarter processing unit costs were 22% higher than the prior quarter due a 12% decrease in mill feed and an increase in costs related to a mobile secondary crusher to trial treatment of the harder ore and maintenance work on the tailings facility. Processing unit costs were 43% and 12% higher than the prior corresponding quarter and year, respectively, for primarily the same reasons.
Fourth quarter G&A unit costs were 64% higher than the prior quarter primarily due to lower throughput, higher stock-based compensation expense and a $1.9 million write-down of obsolete stores inventory. The same drivers in increases in labour costs and associated insurance premiums are responsible for the 155% and 58% increases from the prior corresponding quarter and corresponding year, respectively.
Fourth quarter AISC† of $1,287 per ounce sold was 16% lower than the prior quarter and 50% lower than the prior corresponding period primarily due to 38% and 149% increases in gold sales volumes, respectively, partially offset by higher sustaining capital. Full year AISC† was 15% lower than the prior corresponding year primarily due to the 43% increase in gold sales volumes, partially offset by higher mining costs related to underground mining activity for the full 2024 year.
Exploration
Fourth quarter exploration expenditure totaled $1.0 million for a total of 6,262 metres drilled.
At Horseshoe underground, drilling totaled 1,751 metres in the fourth quarter, targeting Horseshoe Extension targets outside the current Horseshoe resource.
From surface, 4,511 metres of drilling were completed targeting early-stage drill targets including Palomino Extension, Horseshoe Lower, Pisces, Buckskin, and Ledbetter Extension.
Full year 2024 exploration drilling totalled 32,436 metres.
There are 31,000 metres of drilling planned across the Haile site in 2025 focusing on resource definition and conversion of the Horseshoe underground and multiple early-stage targets from surface.
Projects
The expansion of West PAG 2 was completed and preliminary work on West PAG 3 commenced during the fourth quarter.
Tailings storage facility (“TSF”) Stage 4 will be commissioned in the first half of 2025. During the fourth quarter, early works for TSF Stage 5 involving ground works, infrastructure relocation and procurement of long lead items commenced.
Upgrade of the water treatment plant commenced during the quarter and is expected to be completed mid 2025.
Feasibility study work for the Palomino underground project, as well as trade-off work that considers whether the Ledbetter Phase 4 open pit should be mined as an underground mine, is ongoing.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	10

Didipio
Production performance

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold Produced[1]	koz	19.7	27.9	42.8	97.0	138.5
Copper Produced	kt	3.1	3.4	3.8	12.3	14.2
Ore Mined	kt	307	376	397	1,513	1,583
Ore Mined Grade - Gold	g/t	1.54	1.99	3.15	1.71	2.42
Ore Mined Grade - Copper	%	0.40	0.51	0.61	0.45	0.56
Waste Mined	kt	30	24	51	119	152
Mill Feed	kt	945	1,038	1,015	3,753	4,100
Mill Feed Grade - Gold	g/t	0.74	0.95	1.43	0.91	1.16
Mill Feed Grade - Copper	%	0.37	0.37	0.42	0.37	0.39
Gold Recovery	%	88.0	88.5	91.7	88.6	90.0
Copper Recovery	%	87.8	88.6	90.2	88.7	88.8
1    Production is on a 100% basis as OceanaGold controls Didipio. Effective May 13, 2024, the ownership interest changed from 100% to 80%.
Fourth quarter gold production was 29% lower than the prior quarter due to multiple severe weather events impacting the site over an intense 20 day period, resulting in underground flooding from both rainwater and groundwater inflows at the very bottom of the mine and limiting access to some areas at the lower levels of the mine. As a result, ore tonnes mined from underground decreased by 18% during the quarter. Prior to the weather events, the underground mine was on track to achieve annualized rates of 2.0 million tonnes per annum (“Mtpa”) in line with the targeted optimization rates. The weather events also caused local power outages and mill downtime, resulting in a 9% decrease in tonnes milled. Due to lower underground ore mined, a higher portion of low-grade stockpile material was fed through the mill, contributing to a 22% lower milled grade during the quarter.
Fourth quarter gold production was 54% lower than the prior corresponding quarter. The decrease was primarily due to changes to the underground mining rate in the high-grade breccia areas associated with the stope redesign that resulted in a 51% decrease in mined grade. This was combined with 23% lower ore tonnes mined from underground directly related to the impacts of the severe weather and resulted in a higher reliance on low-grade stockpile feed to the mill.
Full year gold production was 30% lower than the prior corresponding year. The decrease was primarily due to 29% lower grade from underground as a result of the stope redesign in the high-grade breccia areas and a decrease in underground ore mined due to weather events in the third and fourth quarters. Interruptions in the process plant in the second quarter and power outages due to the severe weather events in the fourth quarter also contributed to an 8% decrease in mill feed this year.
Financial performance

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold Sales	koz	20.8	28.9	39.7	100.4	135.7
Copper Sales	kt	2.8	3.5	3.9	11.7	13.8
Average Gold Price Received	$/oz	2,693	2511	2039	2434	1974
Average Copper Price Received	$/lb	4.16	4.15	3.80	4.16	3.87
Cash Costs†	$/oz	1,033	824	549	851	614

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	11

AISC†, 2	$/oz	1,389	1103	737	1140	730
Unit Costs
Mining Cost[1]	$/t mined	51.05	43.14	38.83	40.50	35.05
Processing Cost	$/t milled	10.00	7.90	6.78	8.77	6.92
G&A Cost	$/t milled	15.12	11.65	10.08	12.61	8.75
1    Mining unit costs include allocation of any capitalized mining costs.
2    Excludes the Additional Government Share of Financial or Technical Assistance Agreement (“FTAA”) at Didipio of $(7.4) million, $15.5 million and $8.1 million for the fourth quarter, third quarter, and full year 2024, respectively, as it is considered in the nature of an income tax.
Fourth quarter mining unit costs were 18% higher than the prior quarter due to 18% lower tonnes mined and unplanned costs related to dewatering and infrastructure remediation as a result of the severe weather events, partially offset by lower active stoping and development spend. Similarly, mining unit costs were 31% higher than the prior corresponding quarter, for primarily the same reasons. Mining unit costs were 16% higher than the corresponding year due to 6% lower tonnes mined and an increase in costs attributable to the breccia stope redesign and increased maintenance, repair costs on the drilling and loader fleet related to midlife refurbishments and unplanned dewatering and remediation costs.
Fourth quarter processing unit costs were 27% and 47% higher than the prior quarter and prior corresponding quarter, respectively, as a result of lower tonnes milled due to downtime with a slow restart ramp up as a result of the severe weather events and increased costs in the current quarter associated with a planned shutdown to reline the mill. Full year processing unit costs were 27% higher than the corresponding year due to a 8% decrease in mill feed as previously discussed and increased maintenance costs as part of an improvement plan targeting improved reliability.
Fourth quarter G&A unit costs were 30% higher than the prior quarter due to lower tonnes milled, higher stock-based compensation expense and costs for the safety behavioural improvement program. G&A unit costs were 50% and 44% higher than the prior corresponding quarter and the corresponding year, respectively, due to lower tonnes milled, higher stock-based compensation expense, additional costs supporting the Philippine Stock Exchange (“PSE”) listing requirements and a write-down of obsolete stores inventory.
Fourth quarter AISC† of $1,389 per ounce was 26% higher than the prior quarter primarily due to a 28% decrease in gold sales volumes and a decrease in by-product credits, partially offset by lower capital spending. Fourth quarter AISC† was 88% higher than the prior corresponding quarter primarily due to a 48% decrease in gold sales volumes. AISC† is 56% higher than the prior corresponding year primarily due to a 26% decrease in gold sales volumes, increased mining and G&A costs and higher capital additions to the mining fleet.
FTAA — Additional Government Share

$M	Q4 2024	Q3 2024	Q4 2023	2024	2023
Gross mining revenue	78.7	101.5	108.4	338.6	365.9
Less: Allowable deductions[1]	(56.0)	(52.4)	(54.6)	(206.7)	(177.0)
Less: Amortization deduction[2]	(3.2)	(3.3)	(3.1)	(13.0)	(13.0)
Net Revenue per the FTAA	19.5	45.8	50.7	118.9	175.9
Entitlement share	60%	60%	60%	60%	60%
Total Government Share[3] (60% of Net Revenue per the FTAA)	11.7	27.4	30.4	71.3	105.5
Deduct: Free-carried interest	(2.5)	(1.0)	(0.2)	(6.1)	(0.2)
Deduct: Production taxes	(9.3)	(3.1)	(17.3)	(29.4)	(43.7)
Deduct: Income tax	(7.3)	(6.9)	(5.4)	(27.7)	(10.6)

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	12

Carried-forward balance utilization (deduction)	—	(0.9)	(1.1)	—	(30.7)
Additional Government Share	(7.4)	15.5	6.4	8.1	20.3
1    Allowable deductions under the FTAA include expenses attributed to exploration, development and commercial production, which includes, expenses relating to mining, processing, exploration, capitalized pre-stripping, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
2    The FTAA Addendum and Renewal Agreement modified the amortization of unrecovered pre-operating costs to instead be deducted across a fixed period of 13 years commencing in 2021.
3    All taxes and fees paid to the Philippine Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes, are deducted from the Government’s 60% share of Net Revenue.
The Didipio mine is held under a FTAA entered into with the Republic of the Philippines in June 1994, which was renewed in 2021, retrospectively to 2019, for another 25-year period until June 2044.
Under the FTAA, “Net Revenue” is the gross mining revenues derived from operations, less allowable deductions and an amortization deduction. The Philippine Government is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government.
The Additional Government Share of $8.1 million for the full year is an accrued but unpaid amount, as the payment will occur annually in April of each year based on the payment required in respect of the preceding year. The Company made the first Additional Government Share payment of $20.3 million in April 2024.
Exploration
There were no exploration activities within the underground mine during the fourth quarter due to limited access following the severe weather events experienced during the quarter. Underground exploration drilling is expected to resume once access to the lower levels of the mine becomes available, at which time Panel 3 resource conversion drilling will be prioritized.
Full year 2024 exploration drilling totalled 14,835 metres.
A 2,000 hectare airborne drone magnetic geophysics survey commenced at Napartan during the quarter and is 50% complete. The survey is targeting gold-copper mineralization that has been identified in artisanal workings and shallow diamond drill holes.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	13

Projects
A Pre-Feasibility Study (“PFS”) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is in progress. The PFS will focus on identifying uplift requirements to support an optimized underground mining production rate of approximately 2.5 Mtpa. The PFS will also identify the preferred process plant operational throughput rate for the optimized underground operation and evaluate process plant augmentation requirements to scale to, and sustain, the already permitted 4.3 Mtpa processing rate.
The PFS will be released subsequent to the completion of resource conversion drilling, and the completion of other ongoing dewatering work, and is now expected to be completed in 2026.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	14

Macraes
Production performance

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold Produced	koz	37.9	28.3	36.1	125.4	137.0
Ore Mined (Open Pit)	kt	1,365	600	1,529	2,794	7,336
Ore Mined Grade (Open Pit)	g/t	0.78	0.72	0.76	0.72	0.69
Waste Mined (Open Pit)	kt	9,714	11,558	11,074	45,545	40,210
Ore Mined (U/G)	kt	250	220	152	830	584
Ore Mined Grade (U/G)	g/t	1.94	1.59	1.30	1.70	1.65
Waste Mined (U/G)	kt	49	39	64	203	256
Mill Feed	kt	1,677	1,560	1,655	6,575	5,751
Mill Feed Grade	g/t	0.87	0.73	0.82	0.74	0.90
Gold Recovery	%	81.3	77.0	83.0	79.9	82.5
Fourth quarter gold production was 34% higher than the prior quarter primarily due to a 128% increase in open pit ore tonnes mined, improving the grade to the mill. The increase in open pit ore tonnes was the result of full access to ore in Innes Mills Phase 7 following completion of a waste stripping campaign through the first three quarters of the year. Underground ore mined also increased by 14% at 22% higher grades as a result of increased stope availability. Milled tonnes increased by 7% during the quarter and resulted in record quarterly throughput. Mill optimization work throughout 2024, including increased grinding circuit capacity, optimized power load distribution, and the removal of material flow bottlenecks, enabled this record mill throughput.
Fourth quarter gold production was marginally above the prior corresponding quarter.
Full year gold production was 8% lower than the prior corresponding year, primarily due to lower open pit ore tonnes mined as a result of planned waste stripping at Innes Mills Phase 7 in the first three quarters of 2024. Record annual mill throughput of 6.6 Mt and a 42% increase in underground ore mined from Golden Point underground combined to partially offset the lower overall feed grade to the mill associated with lower open pit ore tonnes.
Financial performance

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold Sales	koz	36.5	29.5	36.3	124.8	137.1
Average Gold Price Received	$/oz	2,660	2,491	1,947	2,400	1,940
Cash Costs†	$/oz	1,214	1,458	901	1,192	996
AISC†	$/oz	1,535	2,099	1,468	1,906	1,570
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	1.36	1.60	1.45	1.45	1.54
Mining Cost (U/G)[1]	$/t mined	49.60	57.47	61.42	56.12	62.35
Processing Cost	$/t milled	7.53	8.50	6.52	7.61	8.38
G&A Cost	$/t milled	4.09	3.10	2.77	3.19	3.02
1    Mining unit costs include allocation of any capitalized mining costs.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	15

Fourth quarter open pit mining unit costs were 15% lower than the prior quarter as a result of lower maintenance costs. Fourth quarter underground mining unit costs were 14% lower than the prior quarter due a 14% increase in material mined, as total costs remained consistent. The increase in underground material mined is also the primary driver for the 19% decrease in underground mining unit costs from the prior corresponding quarter, partially offset by an increase in ground support costs. Underground mining unit costs were 10% lower than the prior corresponding year driven by the increase in material mined, partially offset by higher costs in line with increased material moved.
Fourth quarter processing unit costs were 11% lower than the prior quarter due to higher tonnes milled, reflecting higher availability as the prior quarter was impacted by unplanned downtime and higher maintenance costs. Processing unit costs were 15% higher than the prior corresponding quarter due to increased planned maintenance costs in the grinding circuit.
Fourth quarter G&A unit costs were 32% higher than the prior quarter due to higher stock-based compensation expense and asset management and continuous improvement, partially offset by higher tonnes milled. G&A unit costs were 48% higher than the prior corresponding quarter for primarily the same reasons.
Fourth quarter AISC† of $1,535 per ounce was 27% lower than the prior quarter primarily due a 24% increase in gold sales volumes and lower capitalized pre-stripping costs, in line with plan. Full year AISC† was 21% higher than the prior corresponding year primarily due 9% decrease in gold sales volumes, higher stripping costs and the processing of a higher proportion of low grade stockpile material in 2024.
Exploration
Fourth quarter exploration expenditure totaled $0.5 million for a total of 1,370 metres drilled. Drilling occurred at both Coronation North and Golden Point underground, targeting the conversion of Inferred Mineral Resources to Indicated Mineral Resources.
Full year 2024 exploration drilling totalled 9,389 metres.
There are 12,500 metres of drilling planned across the Macraes site in 2025, with 2,880 metres of drilling scheduled for the first quarter to convert Inferred Mineral Resources at Coronation Phases 7 and 8, and Innes Mills Phase 9.
Projects
Construction works continued at Top Tipperary TSF during the fourth quarter of 2024 with the embankment raised to the final design height of 570 metres relative level. The new Frasers TSF project continued to progress with commencement of construction of the pipelines, pump stations and associated infrastructure. Delivery of long lead time procurement items is in line with plan and the Frasers TSF is on track for commissioning in the first quarter of 2025.
Waihi
Production performance

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold Produced	koz	18.1	13.8	13.3	53.8	49.3
Ore Mined	kt	151	147	134	560	473
Ore Mined Grade	g/t	4.06	3.10	3.43	3.19	3.48
Waste Mined	kt	161	126	131	525	509
Mill Feed	kt	146	148	129	560	470
Mill Feed Grade	g/t	4.07	3.1	3.44	3.20	3.48
Gold Recovery	%	94.9	93.8	93.7	93.3	93.5

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	16

Fourth quarter gold production was 31% higher than the prior quarter as a result of a 31% increase in ore grade mined from large remnant stopes in Edward and Empire West areas of the mine. The increase in mined grade was a combination of planned grade per the stope sequence and positive reconciliation from the remnant ore. Higher-grade ore to the mill drove a slight 1% increase in recovery rates for the quarter.
Fourth quarter gold production was 36% higher than the prior corresponding quarter. The increase was driven by an 18% increase in mined grade from large remnant stopes in Edward and Empire West, as well as a 13% increase in ore tonnes mined. Additional ore tonnes mined were a result of additional development through the year to enable mining from more productive stopes.
Full year gold production was 9% higher than the prior corresponding year. Ore tonnes mined increased by 18% due to increased development rates and improved compliance to plan, but was slightly offset by 8% lower grade in certain remnant stopes.
Financial performance

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold Sales	koz	19.0	12.8	13.1	54.0	48.9
Average Gold Price Received	$/oz	2,681	2,529	1,975	2,452	1,950
Cash Costs†	$/oz	1,130	1,538	1,345	1,427	1,300
AISC†	$/oz	1,557	2,252	1,829	2,087	1,914
Unit Costs
Mining Cost[1]	$/t mined	62.25	69.22	58.54	66.78	62.84
Processing Cost	$/t milled	25.95	30.19	28.10	29.66	30.99
G&A Cost	$/t milled	28.84	21.41	25.25	23.79	25.44
1    Mining unit costs include allocation of any capitalized mining costs.
Fourth quarter mining unit costs were 10% lower than the prior quarter due to a 14% increase in tonnes mined enabled by an increase in equipment utilization rates, partially offset by an increase in ground support, maintenance and contractor costs.
Fourth quarter processing unit costs were 14% lower than the prior quarter driven by a reduction in power costs in the current quarter and higher maintenance work during the prior quarter on tank repairs.
Fourth quarter G&A unit costs were 35% higher than the prior quarter due to an increase in costs related to higher stock-based compensation expense, asset management and continuous improvement. Full year G&A unit costs were 6% lower than the prior corresponding year due to a 19% increase in tonnes milled, partially offset by higher site maintenance and labour costs.
Fourth quarter AISC† of $1,557 per ounce was 31% lower than the prior quarter due to the 49% increase in gold sales volumes driven by higher production. Fourth quarter AISC† was 15% lower than the prior corresponding quarter due to the 45% increase in gold sales volume, partially offset by higher mining costs and mine development and sustaining capital. Full year AISC† of $2,087 per ounce was 9% higher than the prior corresponding year primarily due to lower grade ore mined and processed in 2024 and higher sustaining capital, partially offset by the 10% increase in sales volumes.
Exploration
Fourth quarter exploration expenditure totaled $2.9 million for a total of 8,752 metres drilled. The majority of drilling took place at Martha Underground, where 6,898 metres were drilled for resource conversion with up to four diamond drill rigs. At Wharekirauponga, 1,854 metres of resource expansion drilling was completed on the East Graben (“EG”) vein with up to three diamond drill rigs active. Drilling continues to extend the southern high-grade shoot to the south which remains open.
Positive drill results were announced from the ongoing exploration and resource conversion program at Wharekirauponga (for further details, refer to December 14, 2024 OceanaGold press release).

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	17

Full year 2024 exploration drilling totalled 31,953 metres.
There are 22,000 metres of drilling planned at Waihi in 2025, with drilling in the first quarter focused on resource conversion and expansion of the Martha underground and Wharekirauponga deposits.
Projects
During the fourth quarter, the Company released the Waihi District NI 43-101 PFS which outlined a plan to mine 1.6 Moz over a 15-year mine life, including an initial Mineral Reserve estimate of 4.1 Mt at 9.2 g/t for 1.2 Moz at the Wharekirauponga underground mine.
An early-works capital budget of $40 to $45 million is expected to be spent in 2025 for design and construction activities, subject to receipt of necessary permits. These works include the surface civil works, services (power, water and communications), waste rock stacks, underground portals, tunnelling and infrastructure, water treatment plant and processing plant upgrade and TSF design.
The New Zealand Government’s Fast-track Approvals Bill was passed into law in December 2024. The Waihi North Project was previously named by the Government as being eligible to apply for permitting (consenting) approvals under the Fast-track Approvals process and the Company expects to submit its application in the first quarter of 2025. The Fast-track Approvals process aims to streamline the consent application process through a ‘one-stop-shop’ designed to reduce regulatory complexity while retaining important environmental, cultural and social standards. OceanaGold remains committed to continued engagement with relevant stakeholders in respect of the Waihi North Project.
The Company is advancing internal Feasibility work so that the project will be ready to commence upon receipt of consents, expected by the end of 2025.
The following table summarizes the capital spent on the Waihi North Project during the periods:

$M	Q4 2024	Q3 2024	Q4 2023	2024	2023
Growth capital	3.7	2.3	1.6	8.4	6.0
Exploration	1.6	2.3	2.6	8.5	7.9
Total expenditure	5.3	4.6	4.2	16.9	13.9
Consolidated Financial Results
Revenue

		Q4 2024	Q3 2024	Q4 2023	2024	2023
Gold	$M	400.6	313.4	236.8	1,186.7	914.7
Copper	$M	25.9	32.2	32.9	107.8	117.9
Silver	$M	4.0	3.5	2.6	12.9	12.0
Treatment, refining and selling costs	$M	(3.2)	(3.9)	(5.0)	(13.4)	(18.3)
Net revenue	$M	427.3	345.2	267.3	1,294.0	1,026.3
Average Gold Price received	$/oz	2,665	2,511	1,993	2,433	1,955
Average Copper Price received1	$/lb	4.16	4.15	3.80	4.16	3.87
1    The Average Copper Price received includes mark-to-market revaluation on shipments not yet finalized and final adjustments on prior period shipments.
Fourth quarter consolidated revenue of $427.3 million was a record for the Company and 24% higher than the prior quarter due to a 20% increase in gold sales volumes and a 6% increase in the average realized gold price. Fourth quarter revenue was 60% higher than the prior corresponding quarter, reflecting a 27% increase in gold sales volumes and a 34% higher average realized gold price.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	18

Full year consolidated revenue was 26% higher than the prior corresponding year due to a 24% higher average gold price and 4% increase in sales volumes.
Operating Expenses

$M	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cost of sales, excluding depreciation and amortization	155.1	149.7	145.9	600.5	498.8
Depreciation and amortization	100.5	86.0	71.8	321.2	228.8
General and administration	21.4	11.3	10.4	64.2	64.3
Indirect taxes	7.6	5.5	8.2	25.6	26.3
Additional Government Share[1]	(7.4)	15.5	6.4	8.1	20.3
Total Operating Expenses	122.1	118.3	96.8	419.1	339.7
1    Refer to the Didipio section in this MD&A for more details.
Cost of Sales, excluding deprecation and amortization
Variance explanations are covered in the ASIC section of the Results Overview and the Financial Performance sections of each mining operation.
Depreciation and Amortization
Fourth quarter depreciation and amortization of $100.5 million was 17% higher than the prior quarter due to increased production across all the sites, except Didipio. Fourth quarter depreciation and amortization was 40% higher than the prior corresponding quarter and 40% higher than the prior corresponding year, driven primarily by increased production and amortization expense at Haile due to higher ore production from Ledbetter Phase 2 and Horseshoe underground, partially offset by lower production at Didipio.
General and Administration
Fourth quarter G&A expense of $21.4 million was 89% higher than the prior quarter is primarily due to an additional $7.8 million of stock-based compensation expense recorded in the fourth quarter related to revaluation of unvested cash-settled performance share rights under the long-term incentive plan.
Fourth quarter G&A expense is 106% higher than the prior corresponding quarter for primarily the same reasons.
Full year G&A expense was in line with the prior corresponding year due to the capitalization of certain exploration activities and allocation of asset management and continuous improvement expenditures to sites in 2024, mostly offset by incremental costs related to the revaluation of cash-settled performance share rights under the long-term incentive plan.
Additional Government Share
The Additional Government Share for the fourth quarter was a recovery of $7.4 million, compared to expenses of $15.5 million and $6.4 million for the prior quarter and the prior corresponding quarter, respectively, due to the decrease in production and profitability at Didipio as a result of the severe weather events during the fourth quarter discussed above.
Other (expenses) / income and taxation

$M	Q4 2024	Q3 2024	Q4 2023	2024	2023
Interest expense and finance costs	(3.7)	(5.2)	(6.6)	(22.2)	(22.6)
Interest income	0.8	0.9	0.3	3.1	1.6
Foreign exchange (loss) gain	(3.0)	1.3	6.9	(7.9)	(1.8)
Gain (loss) on disposal of assets	1.1	—	(0.2)	18.1	(1.2)
Impairment of indirect tax receivables	—	—	(38.3)	—	(38.3)

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	19

OGP listing costs	—	(5.4)	—	(10.9)	—
Restructuring expense	—	—	(3.7)	(1.9)	(3.7)
Other expense	(2.3)	(2.1)	(4.6)	(5.3)	(3.4)
Total Other (expenses) income	(7.1)	(10.5)	(46.2)	(27.0)	(69.4)
Income tax (expense) benefit recognized in net profit	(40.3)	(6.1)	2.7	(55.4)	(35.3)
Interest expense and finance costs
Fourth quarter interest expense and finance costs of $3.7 million was 29% lower than the prior quarter primarily due to a decrease in average amounts drawn under the revolving credit facility (the “Facility”) during the quarter.
Full year interest and finance costs of $22.2 million was in line with the prior corresponding year as a result of lower average amounts drawn under the Facility and lower interest rates in 2024, mostly offset by accretion expense (non-cash) on increased asset retirement obligations.
Foreign exchange (loss) gain
Fourth quarter foreign exchange losses of $3.0 million were driven by the translation of USD denominated debt and lease liabilities in New Zealand.
Full year foreign exchange losses were $7.9 million for primarily the same reasons.
Gain (loss) on disposal of assets
Full year gain on disposal of assets of $18.1 million primarily related to the sale of the Company's interest in the Blackwater project in New Zealand, for cash consideration of $30.0 million and a pre-tax gain of $17.6 million.
Income tax expense
Fourth quarter income tax expense of $40.3 million was 561% higher than the prior quarter primarily due to the increased operational profits at Haile and Macraes and deferred tax adjustments due to re-evaluation on the recognition of deferred tax assets.
The income tax expense of $6.1 million in the prior quarter was primarily due to income tax expense related to results at Didipio and Haile.
Full year income tax expense of $55.4 million was 57% higher than the prior corresponding year primarily due to increased operational profits at Haile, Macraes and Waihi and deferred tax adjustments due to re-evaluation on the recognition of deferred tax assets.
The Company recorded an annual effective tax rate of 22.4% compared to 29.8% in the corresponding period in 2023. This decrease is mainly attributable to the utilization of losses carried forward in New Zealand and at Haile.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	20

Selected Quarterly Information

$M, except AISC, average price and per share amounts	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Gold Produced[1] (koz)	150.9	134.9	98.2	104.8	129.8	99.0	130.1	118.1
Copper Produced[1] (kt)	3.1	3.4	2.8	3.0	3.8	3.4	3.4	3.5
Average Gold Price received ($/oz)	2,665	2,511	2,385	2,092	1,993	1,934	1,967	1,919
Average Copper Price received ($/lb)	4.16	4.15	4.58	3.90	3.80	3.76	3.67	4.29
Revenue	427.3	345.2	251.2	270.3	267.3	214.1	301.0	243.9
Adjusted EBITDA†	251.3	162.8	109.0	80.9	91.6	64.8	155.7	102.1
AISC†	1,563	1,729	2,131	1,823	1,658	1,911	1,318	1,567
Free Cash Flow†	146.5	65.7	31.2	1.8	16.1	(29.6)	72.3	(16.4)
Adjusted net profit†	107.6	66.4	30.6	3.7	6.6	0.1	71.9	41.0
Net profit (loss)	102.7	60.6	34.0	(5.3)	(18.9)	(5.5)	68.6	38.9
Earnings (loss) per share[2]
Basic	$0.14	$0.08	$0.04	$(0.01)	$(0.03)	$(0.01)	$0.10	$0.06
Diluted	$0.14	$0.08	$0.04	$(0.01)	$(0.03)	$(0.01)	$0.09	$0.05
1    Production is on a 100% basis as all operations are controlled by OceanaGold.
2    Attributable to the shareholders of the Company.
The most significant factors causing variation in the quarterly results are the changes in the gold and copper price, changes in production reflecting the variability in the grade of ore mined at each of the operations, gold and copper recoveries, the timing of waste stripping and maintenance activities and movements in inventories.
Notably, the third and fourth quarters of 2024 realized all-time high gold prices translating into higher revenue, cash flow and profitability than in the past.
In the second quarter of 2024, there was a gain on sale of the Company’s interest in the Blackwater project for a cash consideration of $30.0 million, resulting in a pre-tax gain of $17.6 million.
In the fourth quarter of 2023, there was a non-cash write-down of indirect tax receivables in the Philippines totaling $38.3 million relating to historic tax receivables (excise and value-added taxes) which significantly impacted the quarterly net loss.
The second quarter of 2023 benefited from significant favourable timing of sales and working capital, which impacted the following quarter with lower sales volumes and working capital adjustments.
Selected Annual Information

$M, except per share amounts	2024	2023	2022
Revenue	1,294.0	1,026.3	967.4
Net profit	192.0	83.1	132.6
Net earnings per share – basic	$0.26	$0.12	$0.19
Net earnings per share – diluted	$0.26	$0.12	$0.18
Total assets	2,489.1	2,446.3	2,290.6
Total non-current financial liabilities	41.9	197.0	224.6
Cash dividends paid per share	$0.02	$0.02	$0.00

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	21

The Company’s revenue and earnings reflect the results of the operations in the United States, the Philippines and New Zealand. Revenue continued to increase since 2022, a result of increasing gold prices and sales volumes with all-time high realized gold prices and higher gold sales in 2024. The increases in net profit and earnings per share (“EPS”) from higher revenues were partially offset by higher costs of sales due to inflationary pressures as well as depreciation, particularly at Haile.
The continuing decrease in non-current financial liabilities is primarily a result of repayments of the Facility over the years, with the Company paying $135.0 million in 2024 and repaying in full the drawn amounts by December 31, 2024.
In 2023, the Company began paying dividends of $0.01 per share on a semi-annual basis and has continued this dividend policy through the end of 2024.
Liquidity and Capital Resources
Balance Sheet

$M	December 31, 2024	December 31, 2023
Cash and cash equivalents	193.5	61.7
Other Current Assets	271.8	263.8
Non-Current Assets	2,023.8	2,120.8
Total Assets	2,489.1	2,446.3
Current Liabilities	308.8	311.0
Non-Current Liabilities	253.8	402.2
Total Liabilities	562.6	713.2
Total Shareholders’ Equity	1,820.0	1,733.1
Non-controlling interest	106.5	—
Current assets increased $139.8 million during the year ended December 31, 2024, primarily due to an increase in cash (refer to Cash Flows below) and an increase in current inventories driven by a reclassification of non-current ore inventory to current at Haile based on expected usage of low grade stockpile, partially offset by a decrease in receivables as a result of timing of shipments at year end and processing of stockpile inventory at Macraes during 2024.
Non-current assets decreased $97.0 million during the year ended December 31, 2024, primarily due to ore inventory reclassification to current at Haile and depreciation of property, plant and equipment and mining assets at Haile and New Zealand, partially offset by mining assets additions associated with the development of capital projects, primarily at Haile.
Current liabilities remained consistent during the year ended December 31, 2024, with lower trade and other payables as a result of timing differences, mostly offset by an increase in employee benefits due to the reclassification and revaluation of the current cash portion of outstanding performance share rights under the long-term incentive plan from contributed surplus and increase in tax liabilities in New Zealand associated with current operating taxable income.
Non-current liabilities decreased $148.4 million during the year ended December 31, 2024, primarily due to the net repayment of $135.0 million of the Facility and a reduction in mining fleet lease liabilities due to ongoing lease payments, partially offset by the reclassification and revaluation of non-current cash portion of outstanding performance share rights from contributed surplus.
The increase in non-controlling interest relates to the recognition and subsequent $4.6 million share in earnings of the 20% interest in Didipio that was listed on the PSE in May 2024.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	22

Cash Flows

$M, except per share amount	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash flows provided by Operating Activities	246.1	164.7	94.8	593.9	384.2
Cash flows used in Investing Activities	(99.6)	(99.0)	(78.7)	(348.7)	(341.8)
Cash flows used in Financing Activities	(120.7)	(66.7)	(13.9)	(120.5)	(57.8)
Free Cash Flows†	146.5	65.7	16.1	245.2	42.4
Free Cash Flow per share - diluted†	$0.20	$0.09	$0.02	$0.34	$0.06
Operating Cash Flow per share - diluted†	$0.36	$0.22	$0.12	$0.83	$0.56
Cash flows provided by operating activities for the fourth quarter were 49% higher than the prior quarter, in line with increased gold sales volumes and higher realized gold prices, partially offset by higher total operating costs of sales, as previously discussed. Full year cash flows provided by operating activities of $593.9 million were 55% higher than the prior corresponding year due to the same reasons as the increase from the prior quarter.
Cash flows used in investing activities for the fourth quarter of $99.6 million were consistent with the prior quarter with increases in sustaining capital at Haile related to TSF 5 construction and expansion of site electricity distribution infrastructure offset by slightly lower spend across the other sites. Full year cash flows used in investing activities of $348.7 million were 2% higher than the prior corresponding year due to an increase in pre-stripping costs at Macraes related to Innes Mills Phase 7, partially offset by a decrease in capitalized mining costs at Haile with the Horseshoe underground transitioning from developing to producing in 2023 and the Blackwater project sale proceeds in the second quarter of 2024.
Cash flows used in financing activities for the fourth quarter were $120.7 million, reflecting the repayment of $85.0 million drawn under the Facility, $6.3 million of dividends paid to OGP shareholders, $5.5 million payment of lease liabilities and $16.3 million of share buybacks at an average price of $2.75 (CAD$3.79) per share. In the prior quarter, cash outflows from financing activities were $66.7 million due to repayment of $40.0 million drawn under the Facility, $3.0 million of dividends to OGP shareholders, $10.0 million payment of lease liabilities and $7.8 million of share buybacks. Full year cash flows used in financing activities of $120.5 million mainly reflected net repayments of debt and lease liabilities, dividends paid and share buybacks, partially offset by the net proceeds of $95.1 million from the listing of OGP on the PSE. In the prior corresponding year, cash outflows from financing activities were $57.8 million due to repayments of $27.3 million of lease liabilities and $16.2 million of debt and $14.3 million of dividends paid to shareholders of the Company.
Fourth quarter Free Cash Flow† was $80.8 million higher than the prior quarter, with the increase due to higher gold sales volumes and higher realized gold prices. Full year Free Cash Flow† was $202.8 million higher than the prior corresponding year due to the same reasons.
Debt Management and Liquidity

$M	December 31, 2024	December 31, 2023
Revolving credit facility	—	(135.0)
Fleet facility[1]	(2.8)	(4.4)
Unamortized transaction costs	1.2	1.2
Total debt	(1.6)	(138.2)
Cash and cash equivalents	193.5	61.7
Net Cash (Debt)†	191.9	(76.5)
1    Fleet facility arrangement for mining equipment financing which will be fully repaid in 2025. There are no additional amounts available under the fleet facility.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	23

As at December 31, 2024, the Company was in a Net Cash† position of $191.9 million compared to Net Debt† of $76.5 million as at December 31, 2023, reflecting strong cash flows from operations as a result of record realized gold prices and higher sales volumes as well as the proceeds from the OGP listing and sale of the Blackwater project, both of which occurred during the second quarter.
On December 15, 2023, the Company refinanced its Facility with seven leading international banks, which resulted in decreased interest margins, standby fees and certain other key terms. The size of the Facility is $200 million plus a $50 million uncommitted accordion. The objective of the accordion feature, which is not reflected in Liquidity†, is to reduce undrawn commitment fees while preserving bank-approved capacity. The Facility is secured against present and future assets, property and undertakings and has a term maturing on December 31, 2027.
During the year ended December 31, 2024, the Company repaid all amounts drawn under the Facility. In early 2024, the Company drew $50.0 million in order to cover short-term cash requirements and then subsequently repaid $185.0 million, representing all amounts previously outstanding, resulting in a total amount drawn under the Facility as at December 31, 2024 of nil (December 31, 2023: $135.0 million). As at December 31, 2024, the Company was in compliance with all covenant obligations related to the Facility.
The Company had immediately available Liquidity† of $393.5 million at December 31, 2024 (December 31, 2023: $126.7 million), comprised of $193.5 million (December 31, 2023: $61.7 million) in cash and $200.0 million (December 31, 2023: $65.0 million) in undrawn Facility. The increase in Liquidity† primarily relates to the proceeds collected as noted above.
As at December 31, 2024, the Company was in a net current asset position of $156.5 million compared to $14.5 million as at December 31, 2023, primarily due to the increase in cash.
Share Buyback
In July 2024, the Company received approval from the TSX to buyback up to 35.5 million common shares pursuant to a Normal-Course Issuer Bid in the open market through the facilities of the TSX or alternative Canadian trading systems over the following 12 months. During the year ended December 31, 2024, the Company repurchased and cancelled 8,768,741 common shares for consideration of $24.1 million at an average price of $2.75 (CAD$3.79) per share of which 5,603,341 common shares were purchased during the fourth quarter for consideration of $16.3 million at an average price of $2.92 (CAD$4.03) per share.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	24

Hedging
The Company has a hedging program covering up to 80% of the forecast diesel consumption at Haile and Macraes on a rolling 12-month basis. The resulting hedging arrangements consist of monthly cash-settled swap transactions referencing the following appropriate diesel pricing indices to fix diesel prices and reduce input cost volatility:
•US Gulf Coast Ultra-Low Sulfur No 2 Diesel for an amount representing 80% of the forecast diesel consumption at Haile during 2024, split into even monthly amounts; and
•Platts Singapore (Gasoil) for an amount representing 80% of the forecast diesel consumption at Macraes during 2024, split into even monthly amounts.
The Company is covered at approximately 80% of forecast diesel consumption at Haile and Macraes through to the end of 2025 and has elected to apply hedge accounting to these diesel hedging arrangements in accordance with IFRS.
The Company periodically uses forward contracts to hedge currency exposure. During the second quarter of 2024, the Company entered into forward contracts to hedge currency exposure resulting from the receipt of Philippine peso proceeds from the OGP listing. These forward contracts were settled during the third quarter and all net listing proceeds have been successfully repatriated.
During the year ended December 31, 2024, the Company recorded realized losses of $0.1 million within cost of sales and unrealized losses of $0.9 million in other comprehensive income as a result of the hedging arrangements.
There are no other hedges related to gold, silver, copper, currencies or diesel.
Capital Commitments
Capital commitments relate principally to the purchase of property, plant and equipment at Haile, Macraes and Waihi and the mine development at Didipio, Macraes and Waihi. The Company’s capital commitments as at December 31, 2024, are as follows:

As at December 31, 2024 $M	Capital Commitments
Within 1 year	11.4

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	25

Related Party Transactions
Compensation of Key Management
Key Management includes directors (executive and non-executive) and some members of the Executive Leadership Team. The compensation paid or payable to key Management for employee services is shown below:

$M	2024	2023
Salaries and short-term employee benefits	9.1	6.1
Stock-based expense	11.1	7.5
Post-employment benefits	0.2	0.2
Long Term Benefits	1.7	0.6
Termination benefits	1.5	0.2
Total	23.6	14.6
Outstanding Share Data
The following table sets out the common shares, performance share rights and deferred units outstanding as at the date of this MD&A:

Shares/ units	February 19, 2025
Common shares	702,471,037
Performance share rights	17,098,326
Deferred units	1,140,361
Non-IFRS Financial Information
Throughout this MD&A, the Company has provided measures prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) as well as some non-IFRS performance measures. As non-IFRS performance measures do not have a standardized meaning prescribed by IFRS, they are unlikely to be comparable to similar measures presented by other companies. The Company provides these non-IFRS measures as they are used by certain investors to evaluate OceanaGold’s performance. Accordingly, such non-IFRS measures are intended to provide additional information and should not be considered in isolation, or a substitute for measures of performance in accordance with IFRS.
These measures are used internally by the Company’s Management to assess the performance of the business and make decisions on the allocation of resources and are included in this MD&A to provide greater understanding of the underlying performance of the operations. Investors are cautioned not to place undue reliance on any non-IFRS financial measures included in this MD&A.
Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share
These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses, write-downs, foreign exchange (gains)/losses, gain on sale of assets, OGP listing costs and restructuring costs related to transitioning certain corporate activities from Australia to Canada.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	26

Prior to the first quarter of 2024, Adjusted Net Profit/(Loss) was calculated using an adjustment for a specific portion of unrealized foreign exchange gains/losses rather than the total foreign exchange gain/ loss. The comparative quarters have been recalculated adjusting for all foreign exchange gains/ losses.
The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Net profit (loss)	102.7	60.6	(18.9)	192.0	83.1
Foreign exchange (gain) loss	3.0	(1.3)	(6.9)	7.9	1.8
Write-down of assets	1.9	1.7	38.3	8.3	41.1
Gain on sale of Blackwater project	—	—	—	(17.6)	—
Tax expense on sale of Blackwater project	—	—	—	4.9	—
OGP listing costs	—	5.4	—	10.9	—
Restructuring costs	—	—	3.7	1.9	3.7
Adjusted net profit	107.6	66.4	6.6	208.3	120.1
Adjusted weighted average number of common shares - fully diluted	724.6	726.5	722.6	724.8	722.6
Adjusted earnings per share	0.15	0.09	0.01	0.29	0.17
EBITDA and Adjusted EBITDA
The Company’s Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. EBITDA Margin is calculated as EBITDA divided by revenue.
Prior to the first quarter of 2024, Adjusted EBITDA was calculated using an adjustment for a specific portion of unrealized foreign exchange gains/losses rather than the total foreign exchange gain/loss. The comparative quarters have been recalculated adjusting for all foreign exchange gains/losses.
The following table provides a reconciliation of EBITDA, Adjusted EBITDA and EBITDA Margin:

$M	Q4 2024	Q3 2024	Q4 2023	2024	2023
Net profit (loss)	102.7	60.6	(18.9)	192.0	83.1
Depreciation and amortization	100.5	86.0	71.8	321.2	228.8
Net interest expense and finance costs	2.9	4.3	6.3	19.1	21.0
Income tax expense(recovery) on earnings	40.3	6.1	(2.7)	55.4	35.3
EBITDA	246.4	157.0	56.5	587.7	368.2
Write-down of assets	1.9	1.7	38.3	8.3	39.9
Gain on sale of Blackwater project	—	—	—	(17.6)	—
Tax expense on sale of Blackwater project	—	—	—	4.9	—
OGP listing costs	—	5.4	—	10.9	—
Restructuring expense	—	—	3.7	1.9	3.7
Foreign exchange (gain) loss	3.0	(1.3)	(6.9)	7.9	1.8
Adjusted EBITDA	251.3	162.8	91.6	604.0	413.6

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	27

Revenue	427.3	345.2	267.3	1,294.0	1,026.3
EBITDA Margin	58%	45%	21%	45%	36%
Cash Costs and AISC
Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of its mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product sales and are then divided by ounces sold. In calculating Cash Costs, the Company includes copper and silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of cash costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	28

The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cost of sales, excl. depreciation and amortization	155.1	149.7	145.9	600.5	498.8
Indirect taxes	7.6	5.5	8.2	25.6	26.3
Selling costs	3.2	3.9	5.1	13.4	18.3
Other cash adjustments	(4.7)	(0.3)	(6.4)	(8.5)	(0.5)
By-product credits	(29.7)	(35.6)	(35.4)	(120.5)	(129.8)
Total Cash Costs (net)	131.5	123.2	117.4	510.5	413.1
Sustaining capital and leases	77.8	80.7	63.9	288.8	269.2
Corporate general & administration	23.5	11.2	13.8	62.9	53.4
Onsite exploration and drilling	0.5	0.8	1.7	4.2	7.0
Total AISC	233.3	215.9	196.8	866.4	742.7
Gold sales (koz)	150.3	124.8	118.8	487.7	467.9
Cash Costs ($/oz)	875	987	987	1,047	883
AISC ($/oz)[1]	1,563	1,729	1,658	1,777	1,587
1    Excludes the Additional Government Share related to the FTAA at Didipio of $(7.4) million, $15.5 million and $8.1 million for the fourth quarter, third quarter and full year 2024, respectively, as it is considered in nature of an income tax.
The following tables provides a reconciliation of Cash Costs and AISC for each operation:
Haile

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash costs of sales	51.3	44.7	46.7	199.7	135.9
By-product credits	(0.8)	(0.7)	(0.4)	(3.0)	(4.2)
Inventory adjustments	(6.5)	(7.5)	(1.2)	2.0	(3.0)
Freight, treatment and refining charges	0.2	0.1	—	0.5	0.6
Total Cash Costs (net)	44.2	36.6	45.1	199.2	129.3
Sustaining and leases	20.5	15.7	10.2	53.1	52.5
Pre-strip and capitalized mining	30.5	29.9	20.9	87.0	99.2
Onsite exploration and drilling	—	—	—	—	—
Total AISC	95.2	82.2	76.2	339.3	281.0
Gold sales (koz)	73.9	53.6	29.6	208.5	146.2
Cash Costs ($/oz)	598	683	1,521	955	884
AISC ($/oz)	1,287	1,537	2,570	1,628	1,921

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	29

Didipio

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash costs of sales	40.0	36.0	34.0	147.6	129.0
By-product credits	(27.0)	(33.5)	(33.9)	(112.0)	(121.6)
Royalties	0.8	2.1	2.7	5.9	7.3
Indirect taxes	5.2	5.7	8.2	21.3	26.3
Inventory adjustments	(1.7)	7.3	4.3	5.0	18.8
Freight, treatment and refining charges	4.2	6.2	6.5	17.6	23.5
Total Cash Costs (net)	21.5	23.8	21.8	85.4	83.3
Sustaining and leases	4.8	5.7	5.9	20.4	11.1
Pre-strip and capitalized mining	2.5	2.4	1.6	8.6	4.3
Onsite exploration and drilling	—	—	—	—	0.3
Total AISC	28.8	31.9	29.3	114.4	99.0
Gold sales (koz)	20.8	28.9	39.7	100.4	135.7
Cash Costs ($/oz)	1,033	824	549	851	614
AISC1 ($/oz)	1,389	1,103	737	1,140	730
1    Excludes the Additional Government Share of FTAA at Didipio of $(7.4) million, $15.5 million and $8.1 million for the fourth quarter, third quarter, and full year 2024, respectively, as it is considered in the nature of an income tax.
Macraes

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash costs of sales	44.5	38.9	31.6	137.1	145.7
Less: by-product credits	0.2	—	—	0.1	(0.1)
Royalties	1.0	0.2	1.4	3.4	3.8
Inventory adjustments	(1.7)	3.9	(0.4)	7.4	(13.5)
Freight, treatment and refining charges	0.3	0.1	0.2	0.8	0.7
Total Cash Costs (net)	44.3	43.1	32.8	148.8	136.6
Sustaining and leases	5.9	5.0	4.9	24.1	30.2
Pre-strip and capitalized mining	5.1	13.7	15.1	62.9	45.5
Onsite exploration and drilling	0.2	0.1	0.6	1.3	2.9
Total AISC	55.5	61.9	53.4	237.1	215.2
Gold sales (koz)	36.6	29.5	36.3	124.8	137.1
Cash Costs ($/oz)	1,214	1,458	901	1,192	996
AISC($/oz)	1,535	2,099	1,468	1,906	1,570

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	30

Waihi

$M, except per oz amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash costs of sales	22.1	21.3	18.8	80.9	66.8
By-product credits	(2.1)	(1.4)	(1.1)	(5.6)	(4.0)
Royalties	0.5	0.4	0.3	1.5	1.1
Inventory adjustments	0.9	(0.6)	(0.3)	0.1	(0.4)
Add: Freight, treatment and refining charges	0.1	—	—	0.2	0.2
Total Cash Costs (net)	21.5	19.7	17.7	77.1	63.7
Sustaining and leases	2.9	2.7	1.3	9.9	3.6
Pre-strip and capitalized mining	5.6	5.6	4.0	22.8	22.7
Onsite exploration and drilling	0.3	0.7	1.1	2.9	3.8
Total AISC	30.3	28.7	24.1	112.7	93.8
Gold sales (koz)	19.0	12.8	13.1	54.0	48.9
Cash Costs ($/oz)	1,130	1,538	1,345	1,427	1,300
AISC ($/oz)	1,557	2,252	1,829	2,087	1,914
Net Cash/(Debt)
Net Cash/(Debt) has been calculated as total debt plus cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. Prior to 2024, lease liabilities were included in the calculation of Net Cash/ (Debt). The change in respect of 2024 is consistent with the generally adopted approach to the calculation of Net Cash/(Debt). The comparative quarters have been recalculated excluding lease liabilities.
A reconciliation of this measure is provided in the Debt Management and Liquidity section of this MD&A.
Liquidity
Liquidity has been calculated as cash and cash equivalents and the total of funds available to be drawn under the Company’s Facility. Management believes this is a useful measure of the Company’s ability to repay its current liabilities.
The following table provides a reconciliation of Liquidity:

$M	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	193.5	61.7
Funds available to be drawn under the Facility	200.0	65.0
Liquidity	393.5	126.7

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	31

Operating Cash Flow per share
Operating Cash Flow per share before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital then divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of total fully diluted cash Operating Cash Flow per share:

$M, except per share amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash provided by operating activities	246.1	164.7	94.8	593.9	384.2
Changes in working capital	14.1	(3.7)	(5.3)	4.4	22.7
Cash flows provided by operating activities before changes in working capital	260.2	161.0	89.5	598.3	406.9

Adjusted weighted average number of common shares - fully diluted	724.6	726.5	722.6	724.8	722.6
Operating Cash Flow per share	$0.36	$0.22	$0.12	$0.83	$0.56
Free Cash Flow
Free Cash Flow has been calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. Free Cash Flow per share is calculated as the Free Cash Flow divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q4 2024	Q3 2024	Q4 2023	2024	2023
Cash flows provided by Operating Activities	246.1	164.7	94.8	593.9	384.2
Cash flows used in Investing Activities	(99.6)	(99.0)	(78.7)	(348.7)	(341.8)
Free Cash Flow	146.5	65.7	16.1	245.2	42.4

Adjusted weighted average number of common shares - fully diluted	724.6	726.5	722.6	724.8	722.6
Free Cash Flow per share	$0.20	$0.09	$0.02	$0.34	$0.06
Leverage Ratio
Leverage Ratio is calculated as Net Cash/(Debt) divided by Adjusted EBITDA for the preceding 12-month period. Management believes this is a useful indicator to monitor the Company’s ability to meet its financial obligations. The following table provides a reconciliation of the Leverage Ratio:

$M, except ratio amounts	Q4 2024	Q3 2024	Q4 2023
Net Cash/(Debt)	191.9	71.8	(76.5)
Adjusted EBITDA	604.0	444.3	410.1
Leverage Ratio	0.00x	0.00x	0.19x

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	32

Internal Controls Over Financial Reporting
Management’s Annual Report on Internal Control Over Financial Reporting
The Company’s Management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2024, Management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2024 which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed under applicable Canadian laws to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is accumulated and communicated to Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2024, Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, the Company's disclosure controls and procedures were effective.
Accounting Estimates, Policies and Changes
The preparation of financial statements in conformity with IFRS Accounting Standards requires Management to make estimates, judgements and assumptions that affect the amounts reported in the consolidated financial statements and related notes. The Company’s significant accounting policies and critical estimates and judgements are disclosed in Notes 3 and 4 of OceanaGold’s audited consolidated financial statements for the year ended December 31, 2024.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	33

Risks and Uncertainties
This document contains certain forward-looking statements that involve risks, uncertainties and other factors that could cause actual results, performance, prospects, opportunities and continued mining operations to differ materially from those expressed or implied by those forward-looking statements. The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For further detail and discussion of these risks and uncertainties, please refer to the risk factors set forth in the Company’s most recent Annual Information Form available on the Company’s profile on SEDAR+ at sedarplus.com and on the Company’s website at oceanagold.com, and the Company’s other filings and submissions with securities regulators on SEDAR+, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
Notes to Reader
Cautionary Statement Regarding Forward-Looking Information
This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its mining projects, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, costs of production, estimates of initial capital, sustaining capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of the development of new mines, costs and timing of future exploration and drilling programs, timing of filing of updated technical information, anticipated production amounts, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable legislation, environmental risks, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. All statements in this MD&A that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: future prices of gold and copper; general business, economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; changes in laws (including tax laws) and changes in IFRS or regulatory accounting requirements; the actual results of current production, development and/or exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar, the Australian dollar, the Philippines peso or the New Zealand dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; adverse judicial decisions, inability

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	34

or delays in obtaining financing or governmental approvals; inability or delays in the completion of development or construction activities or in the re-commencement of operations; legal challenges to mining and operating permits, including the FTAA, and those factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available on SEDAR+ at sedarplus.com under the Company’s name. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to: the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Cautionary Statements Regarding Mineral Reserve and Mineral Resource Estimates
The disclosure in this MD&A was prepared in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “U.S. SEC”), and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the U.S. SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	35

Qualified Persons
David Londono, Executive Vice President, Chief Operating Officer Americas and Peter Sharpe, Executive Vice President, Chief Operating Officer Asia-Pacific, qualified persons under NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A.
Craig Feebrey, Executive Vice President and Chief Exploration Officer, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	36